SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No. 3)(1)


                            PRICELLULAR CORPORATION
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                               (Name of Issuer)

                             Class A Common Stock,
                                $.01 Par Value
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                        (Title of Class of Securities)

                                  741504 10 4
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                                (CUSIP Number)

                        Richard D. Truesdell, Jr., Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                           Tel. No.: (212) 450-4000
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 24, 1997
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            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)


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    (1) The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.






            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                    13D

CUSIP No. 741504 10 4                      Page 2 of 7 pages


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      (1)   Names of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

            PRICE COMMUNICATIONS CORPORATION

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      (2)   Check the Appropriate Box if a Member of a Group       (a) [X]
                                                                   (b) [ ]

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      (3)   SEC Use Only

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      (4)   Source of Funds

            Not applicable

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      (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                         [ ]

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      (6)   Citizenship or Place of Organization

            Delaware, United States of America

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Number of             (7)   Sole Voting Power             3,727,860
Shares
Beneficially          (8)   Shared Voting Power               0
Owned by
Each                  (9)   Sole Dispositive Power        3,727,860
Reporting
Person with           (10)  Shared Dispositive Power          0

                      *See response to Item 5 below.

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      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            3,727,860

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      (12)  Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares
                                                                       [ ]

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      (13)  Percent of Class Represented by Amount in Row (11)

            16.4%

            *See response to Item 5 below.

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      (14)  Type of Reporting Person (See Instructions)

            CO

      The following information amends and supplements Amendment No. 2 to the Schedule 13D dated August 15, 1996.

      Item 1.  Security and Issuer.

      This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of PriCellular Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 45 Rockefeller Plaza, New York, NY 10020.

      Item 2.  Identity and Background.

      This statement is filed by Price Communications Corporation, a Delaware corporation ("Price Communications").

      Price Communications is a nationwide communications company whose principal business is owning and operating television stations and other communications properties.

      The address of the principal business and principal offices of Price Communications is 45 Rockefeller Plaza, New York, NY 10020.

      Price Communications has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



      Item 3.  Source and Amount of Consideration.

      The source of funds used in making the purchases was available working capital of Price Communications. The aggregate purchase price was $2,225,136. See Item 4.

      Item 4.  Purpose of the Transaction

      From August 23, 1996 to April 3, 1997, Price Communications purchased an aggregate of 242,000 shares of Class A Common Stock of the Company in a series of open market purchases at prices of between $8.52 per share and $14.59 per share.

      Price Communications purchased the shares for investment purposes.
Price Communications intends, however, to continue to review its investment in the Company on the basis of various factors, including the Company's businesses, results of operations, financial condition and future prospects, conditions in the securities market and general economic and industry conditions. Based upon such review, it will take such actions as it may deem appropriate in light of the circumstances existing from time to time. In this connection, it may, subject to market conditions and other factors that it may deem relevant, (i) purchase or otherwise acquire additional shares from time to time in the open market, in privately negotiated transactions or otherwise, or (ii) sell or otherwise dispose of, shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers or otherwise. Price Communications does not currently have any plans or proposals relating to the activities described in paragraphs (a)-(j) of Item 4 of Schedule 13D, except with respect to sales or transfers of portions of the shares to certain existing stockholders of the Company.

      Item 5.  Interest in the Securities of the Issuer.

      (a) As of April 9, 1997, Price Communications is the beneficial owner of 3,727,860 shares of Class A Common Stock, representing 16.4% of the total number of shares of Class A Common Stock outstanding. (1) The 3,727,860 shares consist of (A) 1,908,250 shares of Class A Common Stock held by Price Communications and (B) warrants held by Price Communications that are currently exercisable to purchase 1,819,610 shares of Class B Common Stock, par value $.01 per share, of the Company ("Class B Common Stock"), which shares are convertible at the option of the holder on a one-to-one basis into shares of Class A Common Stock. As a Director and as the President, Chief Executive Officer and Treasurer of Price Communications, Robert Price may be deemed to be the beneficial owner of the 3,727,860 shares.

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(1)      Any security that Price Communications has the right to acquire within 60 days is deemed to be outstanding for the purposes of calculating Price Communications' ownership percentage, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other reporting person. According to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, on January 24, 1997, 20,850,153 shares of Class A Common Stock and 19,510,736 shares of Class B Common Stock were outstanding.

      (b) Except as otherwise described herein, Price Communications does not have any sole or shared power to vote or to direct the vote of any shares of Class A Common Stock nor sole or shared power to dispose of or direct the disposition of any shares of Class A Common Stock.

      (c) From August 23, 1996 to March 24, 1997, Price Communications acquired a total of 210,000 shares of the Company's Class A Common Stock in open market purchases at prices of between $8.62 per share and $14.59 per share. In addition, from March 25, 1997 to April 3, 1997, Price Communications acquired a total of 32,000 shares of the Company's Class A Common Stock in open market purchases at prices of between $8.52 per share and $8.68 per share. Except (i) as described in the foregoing sentences, and (ii) for transfers in February 1997 of an aggregate of 406,000 shares of Class A Common Stock by Robert Price (who may be deemed to control Price Communications), no transactions in shares of Common Stock have been effected during the past 60 days by Price Communications nor by any other person controlling Price Communications. Robert Price and Steven Price have filed a 13D Amendment as of the date hereof, which more completely describes these transactions.

      Item 6.  Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described herein.

      Item 7.  Material Filed as Exhibits.

      None.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

      Dated:  April 10, 1997


                                         PRICE COMMUNICATIONS CORPORATION


                                         By /s/ Kim I. Pressman
                                            --------------------------------
                                            Name:   Kim I. Pressman
                                            Title:  Executive Vice President